Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC's Heli-One group awarded Nordic helicopter upgrade contract

    VANCOUVER, March 30 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX:
FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that the Swedish Defence
Material Administration has awarded the Company an $18 million (CDN) contract for the refirbishment of three AS332M1 Super Puma helicopters. The helicopters will be upgraded by Heli-One, CHC's leasing and helicopter support division, for MEDEVAC operations as a part of the Nordic Battle Group.
    As a part of the upgrade program, the helicopters will be equipped with new Electronic Flight Instrument System, Multi Function Display and
mission-specific equipment. The first helicopter will undergo modifications at
Heli-One's facility in Stavanger, Norway, during the autumn and winter
2006/2007, with the remaining aircraft to be completed during 2007.
    Managing a global fleet of more than 225 aircraft and employing a team of more than 800 professionals worldwide, Heli-One is the world's largest independent helicopter support company. Heli-One is a wholly owned subsidiary of CHC Helicopter Corporation.
    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    If you wish to be added to, or removed from, the Company's distribution list, please contact communications(at)chc.ca.

    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United
States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: For enquiries, please contact: Jo Mark Zurel,
Senior Vice-President And Chief Financial Officer, (604) 279-2451; Chris
Flanagan, Director of Communications, (604) 279-2493;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media.
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on Tools for Investors./
    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 15:41e 30-MAR-06